EXHIBIT (i)

PITNEY BOWES INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (1)

(Dollars in thousands)

	Years ended December 31
	2005	2004	2003	2002	2001 (2)
Income from continuing operations before income taxes	$867,124	$699,448	$721,091	$619,445	$766,384
Add:
Interest expense	213,556	177,126	171,281	190,652	202,174
Portion of rents representative of the interest factor	52,823	51,445	45,978	43,032	36,032
Amortization of capitalized interest	986	1,473	1,473	1,348	973
Minority interest in the income of subsidiary with fixed charges	8,917	4,791	3,924	5,415	9,995
Income as adjusted	$1,143,406	$934,283	$943,747	$859,892	$1,015,558
Fixed charges:
Interest expense	$213,556	$177,126	$171,281	$190,652	$202,174
Portions of rents representative of the interest factor	52,823	51,445	45,978	43,032	36,032
Minority interest, excluding taxes, in the income of subsidiary with fixed charges	14,683	6,974	5,718	7,663	14,893
Total fixed charges	$281,062	$235,545	$222,977	$241,347	$253,099

Ratio of earnings to fixed charges	4.07	3.97	4.23	3.56	4.01

(1)	The computation of the ratio of earnings to fixed charges has been computed by dividing income from continuing operations before income taxes as adjusted by fixed charges. Included in fixed charges is one-third of rental expense as the representative portion of interest.

(2)	Amounts reclassified to reflect IGI, CPLC and AMIC as discontinued operations. Interest expense and the portion of rents representative of the interest factor of these discontinued operations have been excluded from fixed charges in the computation.
Including these amounts in fixed charges, the ratio of earnings to fixed charges would be 3.87 for the year ended December 31, 2001.

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